Exhibit 3.371

Limited Liability Company Agreement

of

Logistics Way DCT/LWI LLC

September             , 2006

i

ii

iii

LIMITED LIABILITY COMPANY AGREEMENT

OF

LOGISTICS WAY DCT/LWI LLC

This Limited Liability Company Agreement (this “Agreement”) is entered into as of September         , 2006 between DCT Logistics Way LLC, a Delaware limited liability company, and Logistics Way Investors Joint Venture.

ARTICLE 1: DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Act” means the Delaware Limited Liability Company Act, as it may be amended from time to time.

“Additional Capital Contribution” means a Capital Contribution other than an Initial Capital Contribution.”

“Adjusted Capital Account” means, with respect to a Member, such Member’s Capital Account as of the end of each fiscal year, as the same is specially computed to reflect the adjustments required or permitted to be taken into account in applying Regulations Section 1.704-l(b)(2)(ii)(d) (including adjustments for Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain).

“Adjusted Capital Account Deficit” means, for each Member, the deficit balance, if any, in that Member’s Adjusted Capital Account.

“Affiliate” means, with respect to a Person, (i) any other Person, directly or indirectly, through one or more intermediaries, controlled by such Person, or (ii) any other Person in which such Person owns directly or indirectly, through one or more intermediaries, capital stock or other equity interests representing at least a majority of all capital of, and the right to receive at least a majority of all dividends or distributions, as applicable, paid by such Person, regardless of whether such Person controls such other Person.

“Architect” means the architect selected by the Members to prepare the Plans and to act as the project architect for the development of the Project, or such replacement architect as the Members approve.

“ASTI Cost” means the amount by which the cost of tenant improvements exceeds the amount budgeted for tenant improvements in the Development Budget.

“Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in New York are authorized or required to close under the laws of the State of New York and are actually closed.

“Business Plan” means the business plan for the Company attached hereto as Exhibit H, including the “Development Budget” included therein, as the same may be amended, modified or supplemented with the written consent of the Members.

“Buy-Sell Notice” has the meaning set forth in Section 11.2(a).

“Buy-Sell Valuation Amount” has the meaning set forth in Section 11.2(a).

“Capital Account” has the meaning set forth in Section 9.1. “Capital Advance” has the meaning set forth in Section 7.9.

“Capital Contribution” means, with respect to each Member, the amount of cash and the initial Gross Asset Value of any property (net of liabilities assumed by the Company resulting from such contribution and liabilities to which the property is subject) contributed to the Company by that Member.

“Capital Proceeds” means funds of the Company arising from a Capital Transaction, net of the actual costs incurred by the Company in consummating the Capital Transaction.

“Capital Sharing Ratio” means the following percentages with respect to each Member:

Member	Capital Sharing Ratio
Dividend Member	95%
LWI	5%

“Capital Transaction” means the sale, financing, refinancing or similar transaction of or involving the Project (including condemnation awards, payment of title insurance proceeds or casualty loss insurance proceeds, other than business interruption or rental loss insurance proceeds, to the extent such awards and proceeds are not applied to mortgage indebtedness of the Company and not used to repair damage caused by a casualty or taking or in alleviation of any title defect).

“Certificate” has the meaning set forth in Section 2.1.

“Change Order” means any amendment or change to, or variance from, the Plans or the Construction Contract after their approval by the Members, including without limitation any authorization for a change in the “Work” (as defined in the Construction Contract) or any other amendment or change to the Construction Contract.

“Closing” has the meaning set forth in Section 13.1.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any corresponding provisions of succeeding law.

“Company” means Logistics Way DCT/LWI LLC, a Delaware limited liability company.

“Construction Contract” means a guaranteed maximum price construction contract on the form attached as Exhibit G to the Formation Agreement.

“Construction Lender” means the lender of the Construction Loan.

“Construction Loan” means the loan made to the Company by the Construction Lender, acceptable to Dividend Member, as evidenced by the Construction Loan Documents.

“Construction Loan Documents” means the documents evidencing and securing the Construction Loan.

“Construction Manager” means Hawkins Development Company engaged by the Company as Construction Manager and the General Contractor under the Construction Contract.

“Controlled Affiliate” means, with respect to a Person, a Person controlled by such Person and in which such Person owns, directly or indirectly, through one or more intermediaries, capital stock or other equity interests representing at least 80% of all capital of, and the right to receive at least 80% of all dividends or distributions, as applicable, paid by such Person.

“Debt Service” means, for any period, scheduled payments of principal or interest under the Construction Loan or other Company financing.

“Debt Service Shortfall” means with respect to any period after Shell Completion the amount by which Debt Service exceeds the line item amount for Debt Service in the Development Budget.

“Default Rate” means eighteen percent (18%) per annum, compounded monthly.

“Defaulting Member” has the meaning set forth in Section 7.9.

“Depreciation” means, for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of the year or other period. Depreciation will be an amount which bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for the year or other period bears to the beginning adjusted tax basis, provided that if the federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period is zero, Depreciation will be determined with reference to the beginning Gross Asset Value using any reasonable method selected by Dividend Member.

“Designated Price” has the meaning set forth in Section 11.1(a).

“Development Budget” means the budget for the development, leasing and operation of the Project, as approved by Dividend Member and Development Manager and attached hereto as Exhibit H

“Dividend Capital” means Dividend Capital Operating Partnership, L.P., a Delaware limited partnership.

“Development Manager” means LWI, and each Person hereafter designated as a successor Development Manager in accordance with this Agreement, until such Person ceases to be the Development Manager of the Company.

“Development Manager Control Group” means Randy Wolcott, William Hawkins and Pat Brakefield.

“Dividend Member” means DCT Logistics Way LLC, a Delaware limited liability company.

“Floor Purchase Price” means an amount equal to all costs incurred by or on behalf of the Company, including the value of land transferred to the Company pursuant to Section 1.7 of the Formation Agreement, for the development of the Project excluding all amounts paid by LWI pursuant to Section 7.4.

“Force Majeure Delay” means any delay in the performance of any act by reason of abnormal weather conditions for the applicable time of year, strikes, lockouts, labor troubles, failure of power, restrictive governmental laws or regulations, delay in issuance of permits or obtaining other development approvals, casualty, riots, insurrections, war or other reasons of a like nature not the fault of the party delayed in performing work or doing acts.

“Formation Agreement” means the Formation Agreement between Logistics Way Investors, LLC and Dividend Capital Operating Partnership LP, dated September         , 2006.

“Guarantors” means William Hawkins, Randy Wolcott, L. Boxwell Hawkins, James P. Brakefield and Lee Ann Hawkins Marital Trust (each a “Guarantor”).

“Gross Asset Value” has the meaning set forth in Section 9.2.

“Imputed Closing Costs” means an amount (not to exceed 3% of the Buy Sell Valuation Amount or fair market value, as applicable) which would normally be incurred by the Company if the Project were sold for such amount through a transfer of title to the Property, for title insurance premiums and government transfer taxes.

“Initial Capital Contributions” means the Capital Contributions required to be made by the Members pursuant to Sections 7.2 and 7.3 hereof.

“Leasing Agreement” has the meaning set forth in Section 4.4.

“LWI” means Logistics Way Investors Joint Venture, until such time as it transfers its Membership Interest to Logistics Way Investors, LLC, a Tennessee limited liability company and shall thereafter mean Logistics Way Investors, LLC.

“Major Decisions” means those decisions set forth in Section 4.2(c).

“Mandatory Change Order” has the meaning set forth in Section 4.3(d)(1).

“Members” means Dividend Member and LWI, and each Person hereafter admitted as a Member in accordance with this Agreement, until such Person ceases to be a Member of the Company.

“Membership Interests” means all of the rights and interests of whatsoever nature of the Members in the Company, including without limitation the right to participate in management to the extent herein expressly provided, to receive distributions of funds, and to receive allocations of income, gain, loss, deduction, and credit.

“Net Cash Flow” means, for any period, the amount by which Operating Revenues exceed Operating Expenses and Debt Service.

“Non-Defaulting Member” has the meaning set forth in Section 7.9.

“Offeree” has the meaning set forth in Section 11.2(a).

“Offeror” has the meaning set forth in Section 11.2(a).

“Operating Budget” means the annual budget, prepared by the property manager, and approved by the Members, and setting forth (x) the estimated capital and operating expenses of the Company for the then current or immediately succeeding calendar year and for each month of each such calendar year, in such detail as Dividend Member shall require, and the anticipated sources of funds, (y) a detailed description of the maintenance, repair and management of the Project, including, without limitation, any planned or required improvements to the Project and the schedule of completion and (z) a detailed marketing report, which at least sets forth a description of anticipated rents for the applicable year.

“Operating Expense Shortfall” means, for any period after Shell Completion, the amount by which Operating Expenses exceed Operating Revenues for such period.

“Operating Expenses” means, for any period, the current obligations of the Company for such period, determined in accordance with sound accounting principles approved by the Members and applicable to industrial/warehouse real estate, consistently applied, for operating expenses of the Project, for capital expenditures not paid from the Members’ Capital Contributions or indebtedness, and for reserves actually funded. Operating Expenses shall not include Debt Service or any non-cash expenses such as depreciation or amortization.

“Operating Revenues” means, for any period, the gross revenues of the Company from any source arising from the ownership and operation of the Project during such period, including (x) proceeds of any business interruption or rental loss insurance maintained by the Company from time to time, and (y) amounts released from Company reserves, but excluding Capital Proceeds and Capital Contributions.

“Partner Nonrecourse Debt” has the meaning assigned to it in Regulations Sections 1,704-2(b)(4) and 1.752-2.

“Partner Nonrecourse Debt Minimum Gain” has the meaning assigned to it in Regulations Section 1.704-2(i)(3).

“Partner Nonrecourse Deductions” has the meaning assigned to it in Regulations Section 1.704-2(i)(2).

“Partnership Minimum Gain” has the meaning assigned to it in Regulations Section 1.704-2(d).

“Person” means an individual or entity.

“Plans” means the plans, specifications and construction drawings for the Project and the development of the Project prepared by the Architect and approved by the Members, together with all additions, modifications, supplements, addenda and change orders thereto authorized in accordance with this Agreement.

“Prime Rate” means, for each calendar month, the highest prime rate reported in the Money Rates column or section of The Wall Street Journal published on the second business day of that month, as having been the rate in effect for corporate loans at large U.S. money center commercial banks (whether or not such rate has actually been charged by any such bank) as of the first calendar day of such month. If The Wall Street Journal ceases publication of the Prime Rate, the “Prime Rate” shall mean the prime rate (or base rate) announced by JPMorgan Chase & Co. (or any successor to JPMorgan Chase and Co.), (whether or not such rate has actually been charged by such bank). If such bank discontinues the practice of announcing the Prime Rate, the “Prime Rate” shall mean the highest rate charged by such bank on short-term, unsecured loans to its most creditworthy large corporate borrowers.

“Proceeding” has the meaning set forth in Section 6.3.

“Profits” and “Losses” mean, for each taxable year or other period, an amount equal to the Company’s taxable income or loss for the year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, gain, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to taxable income or loss;

(2) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Section 705(a)(2)(B) expenditures under Regulations Section 1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, will be subtracted from taxable income or loss;

(3) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value;

(4) In lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(5) Any items which are specially allocated under Section 9.3(c) or 9.3(d) shall be excluded from the calculations of Profits or Losses; and

(6) If the Gross Asset Value of any Company asset is adjusted under Section 9.2(b) or 8.2(c), the adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Profits or Losses.

“Project” means the approximately 36 acres of land located in Davidson County, City of Nashville, Tennessee, that is being contributed to the Company by the Development Manager and the approximately 570,000 square foot warehouse to be constructed on such land pursuant to the Plans, and the Company’s rights in all other real and personal property related to the Project.

“Project Costs” means, with respect to the Project, the costs of acquiring, developing and constructing the Project and carrying the Project to the Stabilization Date as contained in the Development Budget, including, without duplication, (a) the purchase price of the land and related closing costs, (b) costs to obtain permits, (c) the total development and construction costs (both hard and soft costs, including the cost of the work, and the general contractor fee payable to the Construction Manager each as referenced in the Development Budget), (d) tenant improvement costs, (e) the cost of premiums for all bonds and insurance which the Company is required to purchase and maintain with respect to the construction of the Project, (f) sales, use and similar taxes paid or to be paid by the Company in connection with the construction and equipping of the Project, (g) permit and inspection fees, (h) water, sewer, power and other utility service, hook-up, tap-on and connection fees and costs, including the cost of acquiring any easements, the (i) cost of all off-site work, (j) fees and expenses of architects, engineers and surveyors, (k) loan closing costs, (1) mortgage brokerage and commitment fees, (m) short-term capital expenditures, and (n) Debt Service and (o) Operating Expense Shortfalls, (p) legal fees, (q) leasing commissions.

“Project Cost Savings” means actual realized savings to the Company, being the amount by which the sum of all costs paid for a Project Cost line item in the Development Budget that could give rise to a Project Cost Overrun on which all work has been completed and for which all costs have been paid is less than the amount allocated for such line item, after taking into account any savings shared with the Construction Manager under the Construction Contract.

“Project Cost Overrun” means the amount by which the costs incurred for any of the Project Cost line items listed on Exhibit E exceed the amount allocated for that line item on Exhibit E and any deposits for such Project Cost line items required by the Construction Lender for loan balancing or amounts required for such Project Cost line items that are subject to holdback or deposit requirements under the Construction Loan and thus cannot be timely paid from Construction Loan advances. The cost to implement Mandatory Change Orders resulting from government-mandated revisions that become effective after the date of the Construction Contract and Minor Change Orders shall be added to the appropriate line item on Exhibit E. Notwithstanding anything to the contrary in Article 4 to this Agreement, Dividend Member shall have the exclusive right to approve any changes to the amounts set forth on Exhibit E.

“Project Cost Overrun Payment” has the meaning set forth in Section 7.4.

“Projected Shell Completion Date” means May 15, 2007

“Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provisions of succeeding, similar or substitute temporary or final Regulations.

“Regulatory Allocations” has the meaning set forth in Section 9.3(d).

“Removal Event” shall mean the occurrence of any of the following: (i) Any gross negligence or willful misconduct by Logistics Way Investors, LLC in its capacity as Development Manager under this Agreement which has a material adverse effect on the Company; (ii) the failure by Logistics Way Investors, LLC to provide reasonably effective management of the Company and the Company assets in its capacity as Development Manager in a manner substantially consistent with prevailing commercial practices for the development, operation, marketing and sale of property similar to the Company assets (and such failure has or is reasonably expected to have a material and adverse effect upon the Company assets or the Company), and the failure to correct such deficiencies within thirty (30) days written notice by Dividend Member, (iii) if any of the Development Manager or any of its respective officers or employees commits a felony or other crime involving moral turpitude or misapplies any funds derived from the Project (including lease payments, security deposits, insurance proceeds and condemnation awards), or commingles funds derived from the Project with other funds; however, in any case, the occurrence or existence of any such events shall not constitute a Removal Event if, to the extent the Company has suffered monetary loss or damage as a result thereof, the Development Manager compensates the Company for any such monetary loss or damage suffered or incurred by the Company and the applicable officer or employee is removed from his position with the Development Manager, (iv) bankruptcy, liquidation, or dissolution of the Development Manager; (v) the failure of the Guarantor to pay a Project Cost Overrun, as provided herein; (vi) if the Development Manager commits any other material breach of or default under this Agreement or any other agreement with the Company which has a material adverse effect on the Company, including a breach of fiduciary duty, and such breach or default is not cured within ten (10) days of the earlier of Development Manager becoming aware of such breach or default and its receipt of written notice thereof.

“Residual Sharing Ratios” means the following percentages with respect to each Member:

Member	Capital Sharing Ratio
Dividend Member	65%
LWI	35%

“Return” means a cumulative annual rate of return, compounded annually.

“Shell Completion” means (i) completion of construction of the Project (excluding tenant improvements) substantially in accordance with the applicable plans and specifications and any change orders approved in accordance with this Agreement, and in compliance with all applicable laws, codes and ordinances, including completion of all fire safety and security systems, and all parking areas, sidewalks, landscaping and perimeter fencing (weather permitting) except for customary punchlist items, (ii) issuance of a certificate of occupancy or similar certificate (temporary or permanent) for the base building to permit full legal use, operation in occupancy of the Project and all of the Improvements, (iii) creation of a punchlist to which Architect and Dividend Member have agreed in writing (which punchlist completion cost shall not exceed $50,000 in the aggregate) and (iv) removal of all construction equipment, materials and debris from the Land, except that related to ongoing construction of tenant improvements and completion of punchlist items. Shell Completion shall be certified by the Architect on an AIA Certificate of Substantial Completion (Form G704) and reasonably and timely confirmed by Dividend Member’s construction consultant.

“Shell Completion Date” means the date upon which Shell Completion is deemed to have occurred as certified by the Architect in writing to the Members within ten (10) business days after such date has occurred.”

“Stabilization Date” means the date upon which tenants under leases demising, in the aggregate, not less than ninety percent (90%) of the net rentable area in the Project have taken possession and are paying rent.

“Unreturned Capital Contribution” means in respect of a member its Capital Contribution less distributions made to such Member pursuant to Section 8.2 (b) and (c).

Section 1.2 Captions, References. Pronouns, wherever used herein, and of whatever gender, shall include natural persons and corporations and associations of every kind and character, and the singular shall include the plural wherever and as often as may be appropriate. Article and section headings are for convenience of reference and shall not affect the construction or interpretation of this Agreement. Whenever the terms “hereof,” “hereby,” “herein,” or words of similar import are used in this Agreement they shall be construed as referring to this Agreement in its entirety rather than to a particular section or provision, unless the context specifically indicates to the contrary. Whenever the word “including” is used herein, it shall be construed to mean including without limitation. Any reference to a particular “Article” or a “Section” shall be construed as referring to the indicated article or section of this Agreement unless the context indicates to the contrary.

ARTICLE 2: ORGANIZATIONAL MATTERS; PURPOSE; TERM

Section 2.1 Formation of Company. The Company has been organized as a Delaware limited liability company by filing a certificate of formation (the “Certificate”) under the Act.

Section 2.2 Name. The name of the Company shall be Logistics Way DCT/LWI LLC and all Company business must be conducted in that name or such other name as the Members approve.

Section 2.3 Registered Office; Registered Agent; Principal Office. The registered office and the registered agent of the Company in the State of Delaware shall be as specified in the Certificate. The principal office of the Company shall be c/o Development Manager, Chas. Hawkins Co, Inc., Attn: William H. Hawkins, 706 Church Street, Suite 200, Nashville, TN 37203 or at such other location as the Members approve.

Section 2.4 Foreign Qualification. Before the Company conducts business in the state where the Project is located or any other jurisdiction other than Delaware, the Development Manager shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. Each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, or terminate the Company as a foreign limited liability company in all jurisdictions in which the Company may conduct business.

Section 2.5 Purpose and Scope. The purposes and scope of the Company’s activities are strictly limited to acquiring, redeveloping, renovating, refurbishing, managing, improving, maintaining, owning, leasing, and selling the Project; financing the foregoing activities; and performing all other activities reasonably necessary or incidental to the furtherance of such purposes.

Section 2.6 Term. The Company shall commence on the effective date of the Certificate and shall have perpetual existence, unless sooner dissolved as herein provided.

Section 2.7 Members’ Representations and Warranties. Each Member hereby represents and warrants to the Company and each other Member that:

(a) Authority: it is duly organized, validly existing and in good standing under the law of its state of organization and has full power and authority to execute and enter into this Agreement and each other related document and to perform its obligations hereunder, and that all actions necessary for the due authorization, execution, delivery and performance by it have been duly taken and do not and will not conflict with any other agreement by which it is bound;

(b) Investment Purpose: it is acquiring an interest in the Company for investment purposes only and not with a view to or for the resale, distribution, subdivision or fractionalization thereof and has no, and no plans for, contract, understanding, undertaking, agreement or arrangement to sell, transfer or pledge its interest or any part thereof; by reason of its business or financial experience, it has the capacity to protect its own interests in connection with the transactions contemplated hereunder, is able to bear the risks of an investment of this kind, and can and will be able to afford a complete loss of such investment; and

(c) Registration: assuming federal and state securities laws apply to the interests described herein, such Member acknowledges that its interests in the Company have not been registered under any securities laws and may not be resold or transferred without appropriate registration or exemption from such requirements, and that such Member is familiar with the resale limitations imposed by the federal and state securities laws.

(d) Plan Assets: it will not fund any amount to the Company with “plan assets” of any “employee benefit plan” within the meaning of Section 3(3) of ERISA or of any “plan” within the meaning of Section 4975(e)(1) of the Code.

(e) USA Patriot Act: such Member is in compliance in all material respects with all applicable provisions of (i) the Patriot Act, (ii) Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism and (iii) any other legal requirements relating to money laundering or terrorism.

ARTICLE 3: ASSIGNMENT OF MEMBERSHIP INTERESTS AND ADMISSION OF MEMBERS

Section 3.1 Limitations on Assignment. No Member may assign any Membership Interest (or any portion thereof or interest therein), and no Person shall become a Member, unless in the opinion of counsel selected by Dividend Member such action will not subject the Company to federal income taxation as an association taxable as a corporation, or violate applicable state or federal securities laws. Dividend Member may, in its discretion, waive the requirement of an opinion. The Company may redeem the Membership Interest of any Member upon the written consent of all Members, which consent may be granted or withheld in the sole and absolute discretion of each Member whose consent is required hereby.

Section 3.2 New Members. A Person, including, without limitation, an assignee of a Membership Interest, shall be admitted as a Member only upon (i) except as provided in Section 3.3, the written consent of all other Members, which consent may be granted or withheld in the sole and absolute discretion of each Member whose consent is required hereby and (ii) the execution by such Person of this Agreement. Until the assignee of a Membership Interest is admitted as a Member, the assignor shall continue to be a Member.

Section 3.3 Affiliate Transfers. A Member may assign all (but not less than all) of its Membership Interest to a Controlled Affiliate. No such assignment shall relieve the assigning Member from liability hereunder, except to the extent otherwise agreed by the Company with the approval of the non-transferring member.

Section 3.4 Change of Control. An assignment, by operation of law or otherwise, of a direct or indirect interest in Development Manager, in one or more transactions, that results in the Development Manager’s Control Group (i) owning, directly or indirectly less than 51% of the equity interests in Development Manager or (ii) not possessing the power, through voting interests, proxy, voting trusts or other similar instruments, to direct the management of Development Manager, is a breach of this Agreement by Development Manager. A direct (but not an indirect) assignment, by operation of law or otherwise, of Dividend Member’s Membership Interest in the Company and of Dividend Capital’s membership interest in Dividend Member (other than to an Affiliate of Dividend Capital) is a breach of this Agreement by Dividend Member.

Section 3.5 Resignation. A Member may not resign or withdraw from the Company without the consent of the other Member.

ARTICLE 4: MANAGEMENT

Section 4.1 Management.

(a) Vested in Members. Management of the Company shall be vested in the Members and the Development Manager as provided in this Article 4. Dividend Member shall have sole authority to enforce any agreement between the Company and Development Manager, any Affiliate of Development Manager, Hawkins Development Company and Charles A. Hawkins Company and to make all determinations on behalf of the Company with respect thereto. Dividend Capital shall fund all costs, including attorneys fees, incurred by the Company in connection with such enforcement and shall be entitled to be paid any legal fees received by Company in connection with any such claims.

(b) Development Manager. Development Manager shall manage the routine, day-to-day affairs of the Company and shall have the commensurate authority take all actions and make all expenditures with regard thereto, but only to the extent such specific action or expenditure is not a Major Decision, and is in accordance with the Business Plan.

(c) Major Decisions. Development Manager shall use diligent efforts to keep the Members fully informed regarding all material matters relating to the Company and its operation and assets (and such other specific matters as either Member may reasonably request from time to time) and shall so consult on a monthly basis and at all reasonable times requested by the Members, and without limitation on the foregoing, shall promptly inform the Members with respect to any material Company matters, including “Major Decisions” (as defined below), so that the Members may exercise their rights under this Agreement. Each of the following matters (“Major Decisions”) shall require the prior written approval of the Members, may be proposed by either Member, and shall be made jointly by the Members:

(1) Construction Start Decision. Approval of the Business Plan, Development Budget, Plans, Construction Loan and Construction Loan Documents, and Construction Contract, and the decision to proceed with the Project and to open the Construction Loan.

(2) Business Plan. The adoption of, and any supplement to, revision of, or deviation from the Business Plan in any material respect, and any activity by the Company which is inconsistent with the Business Plan in any material respect and (except as provided in clauses (3) and (4)_ below) any expenditure by the Company which is inconsistent with the Business Plan in any material respect.

(3) Development Budget. Any amendment or modification of the Development Budget or the incurrence of any unbudgeted (not included in a line item in the Development Budget) expense or obligation for the design, engineering, construction, furnishing, marketing or other development of the Project or the incurrence of any expenditure inconsistent with the Development Budget, except that the consent of the Members to an expenditure exceeding the amount specified for such expenditure in the Development Budget shall not be required in any of the following circumstances: (a) Development Manager, in its reasonable judgment, deems there to be an emergency requiring such expenditures to effectuate immediate action necessary for the protection of Company assets or to avoid property damage or personal injury; (b) such expenditure would not (i) cause the line item in the Development Budget to which such expenditure relates to exceed 110% of the budgeted amount of such line item in the Development Budget or (ii) cause the total Development Budget, excluding the amount of the contingency line item, to be exceeded by $50,000 (taking into account the amounts expended to date and reasonably anticipated expenses in connection with such line item); or (c) expenditures for real property taxes and assessments and utilities.

(4) Plans. Any material change to the Plans that would result in (i) a material increase or decrease in the scope of the Project; (ii) an increase or decrease in the quality of the materials or equipments specified in the Plans; or (ii) the Development Budget, excluding the amount of the contingency line item, to be exceeded by more than $50,000; provided however, any change to the Plans required by a governmental authority with jurisdiction over the Project shall not be a Major Decision;

(5) Additional Capital Contributions. The amount of, whether and when to make, Additional Capital Contributions to the Company pursuant to Sections 7.5, 7.6, 7.7 and 7.8, and distributions by the Company, including the determination of the amount of reserves to be maintained by the Company.

(6) Construction Contract. Any termination or amendment of the Construction Contract other than any amendment or change orders to which the Contractor is entitled under the terms of the Construction Contract to increase the contract time or contract sum, or to implement a permitted change to the Plans.

(7) Construction Loan. Any amendment of the Construction Loan (or the Construction Loan Documents);

(8) Architect’s Agreement. Any termination or material amendment of the contract with the Architect.

(9) Leases and Leasing Agent. Regarding all leases of space in the Project, including without limitation, lease terms and rental rates, the solicitation, negotiation and execution of leases with tenants, any amendments with respect to any such agreements, all acts of the Company related to the installation of tenants and enforcement of leases, the cancellation or surrender of any lease or the forgiveness or release of any lease covenant or requirement, the selection of and entering into agreements with, and termination of agreements with leasing agents and leasing brokers.

(10) Sales. Regarding Company assets, any marketing, sale, transfer, exchange, hypothecation or encumbrance of all or any part thereof; provided, however, that to the extent contemplated by the Business Plan, the Development Manager may (A) make incidental sales, exchanges, conveyances or transfers of Company personality or fixtures in the ordinary course of business, (B) execute and record development plats, utility easements, and other similar documents in the ordinary course of developing the Project, and (C) execute equipment leases in the ordinary course of business. Furthermore, the exercise of the Put/Call Option by either Member in accordance with Article 11 of this Agreement shall not be a Major Decision.

(11) Financing. Any financing obtained by the Company. The Development Manager may enter into the Construction Loan and execute the notes, deeds of trust and other documents required by the Construction Lender to obtain the Construction Loan and to exercise any extension option contained in the Construction Loan documents and execute all documents required by the Construction Lender evidencing such extension; provided that any amendment of the Construction Loan shall constitute a Major Decision.

(12) Operations. Regarding Project operations, approval of: property managers, management agreements, construction contracts, construction sub-contracts involving obligations exceeding $250,000, and brokerage agreements; insurance coverages, the underwriters thereof and claims related thereto; zoning changes, any ground lease or master lease, easement, restrictive covenants, reciprocal operating agreement, cross-easement agreement, similar agreements or any amendments thereto, and any matters relating to damages affecting the Project or any condemnation or eminent domain proceeding affecting the amount of reserves for capital improvements, replacements, and purchases, or any other Company purposes; modifications of any of the foregoing.

(13) Legal Action. Taking of any legal action and any determination to settle any legal action.

(14) Bankruptcy. Filing of any petition or consenting to the filing of any petition that would subject the Company to a Bankruptcy.

(15) Consultants and Professionals. The engagement of attorneys, accountants, engineers, environmental consultants, or other professionals for the Project or the Company (provided that the vendors identified on Exhibit F are hereby approved) for matters that are reasonably expected to result in total billings to the Company of more $10,000 or are not in the ordinary course of business.

(16) Income Taxes. All income tax elections, tax returns and tax audits.

(17) Insurance; Banks. The insurers and any variance from the insurance coverages set forth in Exhibit A to this Agreement with respect to all insurance obtained by the Company and any change with respect thereto; and the selection of banks for deposit of Company funds.

(18) Press Releases. Press releases and other marketing for the Property or the Company.

(19) Related Party Agreements. Entering into any transaction or agreement between the Company and a Member, any Affiliate of a Member, Hawkins Development Company, and Chas. Hawkins Co, Inc., other than the Property Management and Exclusive Leasing Agreement with Chas Hawkins, Inc.

(20) Environmental. Regarding any environmental, ecological or archaeological matter relating to the Project, including selection of consultants in regard thereto and adoption of and implementation of any operation and maintenance program or any other program to remove or otherwise remediate hazardous materials or other potential adverse effects on the assets of the Company.

(21) Guaranties and Loans. Guaranteeing the indebtedness of, or making loans to, any Person.

(22) Dissolution. Except as otherwise expressly provided herein, causing the Company to dissolve, terminate or liquidate, merger or consolidate with or onto any Person (regardless of whether the Company is the surviving entity), convert into any other form or to enter into any agreement to do so.

(23) Budgets. Approval and amendment of the Operating Budget.

(24) Financial Accounting. From among generally accepted accounting principles, the method by which the Company’s financial statements shall be prepared (including the allocation of all revenues and expenses, including depreciation, to the Members’ Capital Accounts), which in all events must be in accordance with generally accepted principles. If, after the Members agree upon the format and content of the financial statements to be prepared by Development Manager hereunder, Dividend Member requests a different method by which the Company’s financial statements shall be prepared, then, unless the change arises from a change in generally accepted accounting principles, the Company shall reimburse Development Manager for all out-of-pocket expenses reasonably incurred by Development Manager in converting its accounting systems to comply with such changed method.

(25) Other Activities. Any other activity which is not consistent with the Business Plan.

Section 4.2 Dispute Resolution. If the Members are unable to agree on a Major Decision on which they are both entitled to exercise management rights, then, within five (5) business days after notice by either Member to the other Member of a decision deadlock, senior executives of each of the Members shall meet in person at a mutually acceptable location, or telephonically, and endeavor, in good faith, to resolve the dispute. If the senior executives are unable to agree, after negotiating in good faith, on the course of action to be taken with respect to Major Decisions that are the subject of the dispute, then either Member may trigger the buy-sell procedure set forth in Section 11.2. The senior executives of Dividend Member shall include any one of the following: Jim Cochran or Mike Ruen. The senior executives of Logistics Way Investors, LLC shall include any one of the following Randy Wolcott, William Hawkins or Pat Brakefield.

Section 4.3 Project Development. Subject to Sections 4.1 (c), 4.3, and 4.10, the Development Manager shall have sole and exclusive authority to act on behalf of the Company as the “Owner” under the Construction Contract and Architect’s Agreement. Development Manager shall fully and faithfully discharge its obligations and responsibilities, shall devote such time and attention to Company affairs as may be reasonably necessary for the proper management and supervision of the Company’s business and the discharge of its duties under this Agreement. Development Manager shall, at all times, exercise good faith and shall use diligent and professional efforts to promote and protect the best interests of the Project and the Company (without consideration being made to the separate interests of any particular Member, including the effect of any action or omission upon the distributions provided for in Article 7). Development Manager shall diligently pursue the Business Plan in accordance with its reasonable professional business judgment, and shall make its personnel and the personnel of Hawkins Development Company and Chas. Hawkins Co., Inc. available to the Company to the extent necessary in order that its obligations may be fully discharged in a timely manner.

(a) Project Administration. Without limitation on the foregoing or other provisions of this Section, Development Manager shall use commercially reasonable efforts to coordinate and manage the development, construction, operation, marketing and disposition of the Property within the time schedules set forth in, and in full compliance with this Agreement. Development Manager’s duties shall include those set forth in Exhibit D (the “Development Manager Duties Exhibit”)

(b) Insurance. The Development Manager shall obtain the insurance coverage set forth in Exhibit A on behalf of and at the expense of the Company.

(c) Delegation. The Development Manager shall not delegate any of its rights or powers to manage and control the business and affairs of the Company, except that Development Manager may delegate its duties to an Affiliate.

(d) Change Orders. The Development Manager shall have the authority and duty to act on behalf of the Company with respect to Change Orders as follows:

(1) Mandatory Change Orders. The Development Manager shall authorize Change Orders if the Change Order is required to complete the construction of the Project as originally contemplated by the Plans (for example, changes to the Plans or the constructed portions of the Project to correct design or construction deficiencies or to implement government-mandated revisions, or Construction Manager claims under the Construction Contract for increased compensation in excess of the original Contract Sum (or similar term, as defined in the Construction Contract) for Plan errors or inconsistencies, concealed conditions, delay or other reasons) (“Mandatory Change Order”). The cost to implement any Mandatory Change Order made necessary by the negligence, error or oversight of the Contractor, or for any government-mandated revisions required for codes in effect prior to the date of the Construction Contract shall be paid for by LWI without any right of reimbursement or contribution, or Capital Account credit, from the Company or Dividend Member. The cost to implement any other Mandatory Change Order, other than as described in the preceding sentence, shall be paid by the Company, and Dividend Member shall agree to increase the amount set forth in Exhibit E for any item subject to Project Cost Overrun as a result of such change.

(2) Minor Change Orders. Development Manager may authorize Change Orders if the Change Order (A) does not increase or decrease the scope of the Project as reflected in the Plans and Specifications or the quality of the materials and equipment specified in the Plans and Specifications, (B) are approved by Project Lender, if and to the extent that the Project’s Lender’s approval is required under the Project Development Loan documents, (C) does not reduce specifications or performance standards reflected in the Plans and Specification of any material, equipment, system or other item to be incorporated in the Project, (D) does not increase or decrease the Project Cost, excluding the amount of the contingency line item, by more than $25,000 in any instance, and (E) does not cause a material reduction in the quality, useful life or design of the Project, or the structural integrity or safety thereof. Dividend Member may also require Minor Change Orders to be made, without any limitation to the amount, provided that the Members shall fund increases in the Development Budget as a result of Minor Change Order required by Dividend Member in accordance with their Capital Sharing Ratios.

Section 4.4 Leasing. The Company shall engage Chas. Hawkins Co., Inc. to act as exclusive leasing agent for the Company through Stabilization pursuant to a Leasing Agreement to be executed by the Company and Chas. Hawkins Co., Inc. in the form approved by Dividend Member (“Leasing Agreement”). Notwithstanding Section 4.1(c)(9), Dividend Member shall have sole and exclusive management rights to act on behalf of the Company in approving all leases of space in the Project, including without limitation, lease terms, rental rates and tenant credit, and to enforce the Company rights under Leasing Agreement.

Section 4.5 Property Management and Operating Budgets.

(a) Until Stabilization, property management duties shall be performed by Chas. Hawkins Co., Inc. or an affiliate, subject to a property management agreement approved by Dividend Member.

(b) The Project shall be operated pursuant to annual Operating Budgets which shall be prepared and submitted by the property manager to the Members for approval. Not less than ninety (90) days before the Project is placed in service, and on or before October 1 of each year during the term of this Agreement, the property manager shall prepare and submit to the Members for approval an Operating Budget for the ensuing calendar year. Development Manager , or the property manager, as the case may be, shall implement each Operating Budget on behalf of the Company and may incur the expenditures and obligations therein. The Development Manager may make or authorize unbudgeted expenditures under an Operating Budget if, in its reasonable judgment, there is an emergency requiring such expenditures to effectuate immediate action necessary for the protection of Company assets or to avoid property damage or personal injury, or expenditures for real property taxes and assessments and utilities.

Section 4.6 Financing

(a) Construction Loan. The Members intend that the development and construction of the Project by the Company be financed with the Construction Loan. LWI shall cause to be delivered to the Construction Lender any guaranties of the customary non-recourse carve outs, and LWI shall cause to be delivered to the Construction Lender any completion and cost overrun guaranty and any other guaranties or personal undertaking required by the Construction Lender. Neither Development Manager, LWI, the Development Manager Control Group, the Guarantors, nor any Affiliate of any of them shall receive or be entitled to any right of reimbursement or contribution, or Capital Account credit, from the Company or Dividend Member on account of amounts funded under any of the foregoing guaranties or undertakings. Upon written approval by Dividend Member, the Development Manager may enter into the Construction Loan and execute on behalf of the Company the notes, deeds of trust and other documents required by the Construction Lender to obtain the Construction Loan and to exercise any extension option contained in the Construction Loan documents and execute all documents required by the Construction Lender evidencing such extension.

(b) Post-Completion Financing. Notwithstanding Section 4.1(c)(l 1) to the contrary, Dividend Member shall have sole and exclusive management rights, without any requirement of a vote of Members, with respect to any financing placed on the Project at any time after the date that Development Manager is entitled to exercise the Put Option. Such management rights include determining the terms and conditions of such financing provided in customary, commercial reasonable terms, the identity of the lender thereof, the granting of any guaranties or indemnities by the Company, and the right to execute and deliver on behalf of the Company all documents related to the foregoing management rights. No recourse obligations under such Project financing may be imposed on a Member pursuant to this subsection without its consent in each instance. For the avoidance of doubt. Dividend Member shall have the exclusive right and authority to execute any loan agreements, promissory notes, guaranties, mortgages, deeds of trust, security agreements, and any other financing documents on behalf of the Company, and to take such other action and execute such other documents as may be reasonably required to finance the Project.

Section 4.7 Marketing and Sale. Notwithstanding Section 4.l(c)(10) to the contrary, Dividend Member shall have sole and exclusive management rights, without any requirement of a vote of Members, to cause the Company to market and sell the Project at any time after the earlier of (i) the occurrence of a “Removal Event” and (ii) six (6) months after LWI can exercise the put option pursuant to Article 11. Any marketing of the Project for sale pursuant to this Section 4.7 shall be on an all-cash, arms-length basis to knowledgeable, reputable and financially qualified third parties unaffiliated with any Member. The marketing of the Project for sale and all actions by the Company with respect to marketing efforts, including solicitations, contacts with prospects, making offers, and executing listing and brokerage agreements, letters of intent and contracts, will require the sole approval of Dividend Member. For the avoidance of doubt, Dividend Member shall have the exclusive right and authority on behalf of the Company to execute any brokerage agreements, letters of intent, sale contracts and related closing documents and take such other action and execute such other documents as may be reasonably required to sell the Project.

Section 4.8 REFT Requirements. Notwithstanding any other provision in this Agreement, the Company shall not take any action which, in the reasonable judgment of Dividend Member, could adversely affect the ability of Dividend Member Trust Inc. to continue to qualify as a real estate investment trust under Section 856 of the Code or could reasonably be expected to subject Dividend Member Inc. to any additional taxes under Section 857 or Section 4981 of the Code or could cause the income of Dividend Member under this Agreement to fail to meet the “rents from real property” requirements of Section 856(d) of the Code. Development Manager shall reasonably cooperate with Dividend Member in connection with any transaction where Dividend Member is or may reasonably be expected to be adversely affected under such statutes in order to alleviate any adverse consequences to Dividend Member resulting from such transaction.

Section 4.9 Compensation, Reimbursements and Fees.

(a) Compensation of Members. Except as herein otherwise specifically provided, no compensatory payment shall be made by the Company to any Member in connection with this Agreement or the transactions contemplated hereby. When any service or activity to be performed on behalf of the Company is performed by an Affiliate of a Member, the fee payable for such service or activity shall not exceed the fee which would be payable by the Company to an unaffiliated third party of comparable standing providing the same services.

(b) Reimbursement of Expenses. To the extent set forth on a Development Budget or Operating Budget, the Members shall be reimbursed by the Company for all reasonable out-of-pocket expenses actually incurred by them in conjunction with the business and affairs of the Company (but specifically excluding travel and entertainment expenses and general overhead and administrative expenses). Upon request by any Member, the applicable Member requesting reimbursement shall provide reasonable supporting verification to the other Members for all expenditures for which any reimbursement is requested.

(c) Accounting and Overhead. Other than as set forth in this Agreement, Development Manager shall not be entitled to receive any additional reimbursement from the Company or Dividend Member to cover accounting, cash management, and overhead costs incurred by the Development Manager in the discharge of its duties under this Agreement, excluding any costs associated with audited financial statements requested by Dividend Member and the preparation of annual income tax returns for the Company.

(d) Development Fees: Intentionally Deleted.

(e) Third-Party Construction Oversight. The Company shall reimburse Dividend Member for reasonable third-party construction oversight fees incurred by Dividend Member subject to a maximum of Twenty-Five Thousand Dollars ($25,000.00) per building.

(f) Asset Management Fee. Within thirty (30) days after the Stabilization Date, Dividend Member or any Affiliate designated by Dividend Member shall receive an annualized asset management fee equal to 0.5% of the Project Costs set forth in Exhibit H attached hereto.

Section 4.10 Removal Event. Upon the occurrence of a Removal Event, (i) effective on a date specified in a notice from Dividend Member, the Development Manager shall forfeit all voting rights as a Member and all other rights to participate in the management of the Company, including the management rights of the Development Manager, and any right to trigger the Put Option or the buy sell procedure under Article 11, (ii) for purposes of Section 8.2, if the Removal Event occurs prior to the Stabilization Date, the Residual Sharing Ratios shall be automatically adjusted to equal the Capital Sharing Ratios, and (iii) if the Removal Event occurs after the Stabilization Date, Dividend Member shall immediately initiate the Call Option set forth in Article 11. The Development Manager shall, however, retain its other rights as a Member under this Agreement. Upon the forfeiture of the Development Manager’s management rights. Dividend Member may hire on behalf of the Company a reputable and qualified third party as the Development Manager of the Company upon commercially reasonable terms and conditions. Notwithstanding the foregoing, at any time within sixty (60) days after delivery of notice of a Removal Event by Dividend Member, provided the Removal Event occurred prior to the Stabilization Date, Dividend Member shall, in addition to the other rights described herein, have the right to purchase the Development Manager’s Membership Interest for a price equal to (a) an 8.25% Return on Development Manager’s Unreturned Capital Contributions, plus (b) the aggregate Capital Contributions made by Development Manager as of such date less the aggregate distributions to Development Manager pursuant to Section 8.2 hereof as of such date. Such purchase of the Development Manager’s Membership Interest shall be consummated in a manner consistent with the Call Option provision under Article 11.

(a) Termination Upon Removal of Development Manager. If LWI is removed as Development Manager as a result of the occurrence of a Removal Event, then the Company may terminate all agreements with LWI and its Affiliates and all such agreements must contain a provision that allows for the exercise of the right of termination under this Section 4.10. Dividend Member shall have the sole right to enforce this provision on behalf of the Company. The above termination rights notwithstanding, neither the Company nor Dividend Member shall terminate the Construction Contract solely due to the removal of LWI as Development Manager; however nothing in this Agreement shall preclude the termination of the Construction Contract in accordance with its terms.

(b) Termination Upon Sale. Upon (i) the sale of the Project pursuant to Section 4.7 of this Agreement, or (ii) the acquisition of the Membership Interest of one Member by the other Member after the Stabilization Date, all agreements with Hawkins Development Company, Chas. Hawkins Co., Inc., their Affiliates and Affiliates of the Members shall terminate automatically without the requirement of further action by the Members.

Section 4.11 Power of Attorney. Development Manager hereby grants to Dividend Member an irrevocable power of attorney for purposes of signing such amendments, documents and filings as may be required to implement the provisions of Section 4.10.

ARTICLE 5: ACCOUNTING AND REPORTING

Section 5.1 Fiscal Year. Accounts, Reports.

(a) The fiscal year of the Company shall be the calendar year unless a different fiscal year is required pursuant to Section 706 of the Code.

(b) The books of account of the Company, at Company expense, shall be kept and maintained by the Development Manager on an accrual basis and on a tax basis. The Development Manager shall prepare a reconciliation of such books and records to cash receipts and disbursements. Further, the Development Manager, at the Company’s expense, shall prepare or cause to be prepared all required federal and state Company tax returns, which returns shall be delivered to the Members within seventy-five (75) days of calendar year end and once approved by Dividend Member, timely filed with the appropriate government agencies.

(c) The Development Manager, at its expense, shall provide, or cause to be provided, in a written format and an electronic file formatted as a tab delimited ASCII file using a layout determined by Dividend Member, to each Member at the earliest practicable time, but in no event later than ten (10) days after the end of each calendar month (commencing not later than ten (10) days after the first full month after the date of this Agreement), a series of data files containing, in form satisfactory to Dividend Member, and containing the following:

(1) within ten (10) days after the end of each month prior to Shell Completion, a monthly up-date of the Development Budget, so as to inform Dividend Member of:

(i) any variances from the Development Budget, including (i) any variances between the actual and projected dates for completion of the development of all or any portion of the Project, (ii) overruns in any line item in the Development Budget to date, or any unforeseen costs or expenses which may have arisen and which, when added to all other costs and expenses, will cause the Development Budget total (or any Development Budget category or line item) to be exceeded or, otherwise cause budgeted results to differ from actual results, (iii) any cost savings in any Development Budget line item or budget category realized to date, (iv) any variances between the actual and scheduled or contractually-mandated completion dates; and

(ii) all expenditures under any contingency amounts in the Development Budget showing the amount and Development Budget line item to which said expenditure was made, and all applications to date of cost offsets showing the amount and Development Budget line item to which such application was made.

(2) before and after Shell Completion, (A) a monthly asset report, (B) a balance sheet, (C) an income statement, (D) on a quarterly basis, a current year cash flow reforecast, (E) any variances between the Operating Budget and the actual income and expenses of the Project, (F) a comparison of the Operating Budget with actual monthly results, showing dollar and percent variances and containing a narrative discussing major variances, (G) cash flow statements containing columns for monthly and year-to-date pro forma and monthly and year-to-date, (H) a rent roll report, (I) on a quarterly basis, a leasing status report that discusses leasing activity, (J) a copy of all written reports produced by the Development Manager that discuss historical or projected performance of the Project, and (K) on a quarterly basis, a competitive market survey for the market in which the Project is competing, reflecting the rents being charged by competing projects and if available, the occupancy levels of such competing projects.

(d) At the request of Dividend Member from time to time, Development Manager, at the cost and expense of the Company, shall provide annual audited financial statements for the Project including, as supplementary schedules, a consolidated balance sheet, cash flow statement and income statement for the Project and a statement of the Capital Accounts of each Member, and of all balances of each Member indicating the type and amount of each type of Capital Contribution and any changes in Members’ equity. If requested, such annual financial statements shall be audited by an independent “Big Four” firm of certified public accountants selected by the Development Manager and approved by Dividend Member and prepared in accordance with generally accepted accounting principles consistently applied.

(e) Dividend Member shall provide to the Development Manager a file layout identifying the required fields for each ASCII file. The Development Manager shall match, or shall cause to match, at Company expense, its current system data fields to the appropriate file layout and produce the applicable ASCII files. Notwithstanding anything to the contrary in this Agreement, Dividend Member may modify the required fields or report formats from time to time at its sole discretion. Dividend Member may, by written notice to the Development Manager, at any time waive or modify the reporting requirements of this Section.

(f) The books and records of the Company shall be kept at the principal place of business of the Company. Each Member, or its designated agents or employees, at Company expense, may at all reasonable times during usual business hours audit, examine and make copies of or extracts from the books of account records, files and bank statements of the Company.

(g) The Development Manager shall prepare and deliver financial information adequate to prepare taxable income projections no later than March 15 of each year.

(h) The foregoing reports and statements are in addition to any other report or statement specifically required by this Agreement.

Section 5.2 Bank Accounts. Development Manager shall propose, a list of bank accounts that shall be maintained by the Company, including the names of the banks where such accounts will be maintained and the signatories for each such account; provided that the Company shall maintain such accounts with the Construction Lender as such Construction Lender shall require. All funds of every kind and nature received by, on behalf of or for the account of the Company, including Capital Contributions, loan proceeds and operating receipts, shall promptly be deposited in a Company bank account at a banking institution approved by both the Members, which account shall be used exclusively for Company purposes. The Company shall establish at least two (2) bank accounts at Regions Bank or another bank of good repute approved by Dividend Member: (I) a “Development Operating Account” and (2) a “Property Operating Account” (each as defined below). The “Development Operating Account” shall be used to pay all development related costs until the Stabilization Date. The “Property Operating Account” shall be used to pay out Operating Expenses related to the operation of the Project. No other Company bank accounts shall be opened without the Members approval. Development Manager shall furnish to Dividend Member copies of all bank statements and reconciliations of the Company and property bank accounts on a monthly basis. In addition to the foregoing, the Company shall adopt such other detailed cash control procedures and policies as Dividend Member may reasonably require. Company funds shall not be commingled with the funds of any other entity nor shall such funds be employed by Development Manager as compensating balances other than in respect of Company borrowings.

(a) Signatories for Accounts. Dividend Member and Development Manager nominated signatories will be included as signatories for each Company account. Dividend Member and Development Manager will each provide representatives to be added onto the bank accounts, which shall have full signing and withdrawal authority with respect to such accounts. Development Manager shall request approval from Dividend Member in writing promptly before any change in signatories is made to the Company accounts.

(b) Transfers of Funds from Accounts. Funds may be transferred out of the Development Operating Account and Property Operating Account using cheques or electronic payments. Electronic payments are the preferred option and Development Manager shall use its commercially reasonable efforts to eliminate the use of manual cheques. All cheques and electronic payments shall require the signature/approval of two authorized persons of the Company. The two authorized persons must review the supporting documentation prior to payment. All supporting documentation shall be marked as cancelled to prevent it from being re-used. The employee designated to approve payments must not be the same employee that prepares the payments (only applicable when paying with cheque). All cheques shall be recorded in a detailed register accounting for the numerical sequence of all cheques. No cash shall be kept on hand. No payments of any kind (including advances or loans) may be made to Development Manager or any of its Affiliates without the written approval of Dividend Member. Payments to third party vendors over $500,000 and all payments to Development Manager, its

Affiliates, Hawkins Development Company, and to Chas. Hawkins Co., Inc. must be approved (as to both payee and the amount of the payment) by Dividend Member by electronic mail or facsimile by an “DCT Designated Representative” (as defined below). The Company will create no new debt under its existing debt facilities without the approval and countersignature of Dividend Member. For purposes of this Agreement, an “DCT Designated Representative” shall mean Henry Halboth, Mike Ruen, Kathy Humm, or Matt Murphy or such other person as Dividend Member shall designate in writing to the Company.

(c) Bank Reconciliations. Bank accounts shall be reconciled by the Development Manager’s accountant in detail to the corresponding general ledger account (the “General Ledger”) monthly, i.e., every item on the bank statement shall have a corresponding entry on the General Ledger. The balance per the bank statement shall be reconciled to the corresponding General Ledger balance of the same date. The person responsible for reconciling the bank accounts shall receive bank statements directly from the bank and shall not have any function related to cash receipts and disbursements. Outstanding cash receipts should be investigated and recorded within thirty (30) days. Outstanding cash payments over ninety (90) days shall be investigated and disposed of in accordance with the law. The payment made per the bank shall be compared to the detailed cash transaction report and cheque register. The bank reconciliation along with bank statements and a cash transaction report shall be reviewed by a designated employee of Development Manager and signed to demonstrate this review. Such employee shall not be the same employee that is responsible for approving invoices for payment. All bank reconciliations shall be performed within twenty (20) business days of the month end.

(d) Cash Receipts. Cash received electronically shall be deposited directly into the appropriate Project bank accounts. Development Manager shall implement reasonable policies to avoid any misappropriation or improper commingling of Company assets.

Section 5.3 Working Capital Reserves and Other Reserves. Development Manager shall establish and maintain reasonable reserves (of not less than $25,000, without taking into account reserves for taxes and insurance) for future costs, expenses and payments or for substantial costs (including capital repairs, improvements and replacements), to the extent the payment of such costs is not contemplated by other reserves maintained by or on behalf of the Company.

ARTICLE 6: DUTIES OF MEMBERS, INDEMNIFICATION

Section 6.1 Duties. Pursuant to Section 18-1101(c) of the Act, the duties of the Members to the other Members and to the Company are hereby limited to those expressly provided in this Agreement. The Members, in connection with their respective duties and responsibilities hereunder, shall at all times act in good faith and, except as expressly set forth herein, any decision or exercise of right of approval, consent, disapproval or deferral of approval by a Member is to be made by such Member pursuant to the terms of this Agreement in good faith.

Section 6.2 Right of Competition. Any Member, including, without limitation, their Affiliates and any officer, director, employee, agent, trustee, Affiliate, partner, beneficiary or shareholder of any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company, the Members or their respective Affiliates. Neither the Company nor any Member shall have any rights by virtue of this Agreement in any business ventures of any Member, or their respective Affiliates. None of the Members shall have any rights by virtue of this Agreement or the relationship established hereby in any business ventures of any other Person and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Company, any Member or any such other Person, even if such opportunity is of a character which, if presented to the Company, any Member or such other Person, could be taken by such Person.

Section 6.3 Indemnification: Reimbursement of Expenses: Insurance. To the fullest extent permitted by the Act: (1) the Company shall indemnify each Member and each Members Officers and Managers who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings (“Proceeding”), any appeal therein, or any inquiry or investigation preliminary thereto, solely by reason of the fact that it is or was the a Member and was acting within scope of duties or under the authority of the Members; (2) the Company shall pay or reimburse any Member for expenses incurred by it (A) in advance of the final disposition of a Proceeding to which such Member was, is or is threatened to be made a party, and (B) in connection with his or her appearance as a witness or other participation in any Proceeding. The Company, by adoption of a resolution of Dividend Member and Development Manager (or as otherwise agreed in writing), may indemnify and advance expenses to an officer, employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Members under the preceding sentence. The provisions of this Section 4.10 shall not be exclusive of any other right under any law, provision of the Certificate or this Agreement, or otherwise. Notwithstanding the foregoing, this indemnity shall not apply to actions constituting gross negligence, willful misconduct or bad faith, or involving a breach of this Agreement to the extent not covered by insurance maintained by the Company. The Company may purchase and maintain insurance to protect itself and any Member, officer, employee or agent of the Company, whether or not the Company would have the power to indemnify such Person under this Section 6.3. This indemnification obligation shall be limited to the assets of Company and no Member shall be required to make a Capital Contribution in respect thereof.

Section 6.4 Exculpation. Notwithstanding anything to the contrary set forth in this Agreement, no Member shall be liable to the Company or to any other Member for monetary damages for any losses, claims, damages or liabilities arising from any act or omission of such Member arising out of or in connection with this Agreement or the Company’s business or affairs, but only to the extent that such act or omission is not attributable to such Member’s breach of fiduciary duty, fraud, bad faith, willful misconduct or gross negligence and was not clearly outside the scope of authority granted to such Member under this Agreement.

Section 6.5 Rights and Duties under Construction Contract and Leasing Agreement. The rights and duties of the Members and the indemnification rights and exculpation provisions set forth in this Article 6 are not applicable to the rights, duties and liabilities of and between the Company and the Construction Manager under the Construction Contract or the Company and the leasing agent under the Leasing Agreement; the rights, duties and liabilities of the parties to such agreements are governed by those agreements, and not this Agreement.

Section 6.6 Waiver of Duty. Notwithstanding any other term of this Agreement, it will not constitute a breach of fiduciary or other duty for any Member:

(a) Right to Compete: To engage in activities of the type conducted by the Company, even if in direct competition with the Company;

(b) Confidential Information: To keep confidential from the Company any information relating to any Member, or the conduct of their respective business;

(c) Engage Consultants and Professionals: To engage, as attorneys, accountants and other advisors on behalf of the Company, persons who may also be retained from time to time by any Member or its Affiliates, or any of their respective officers, directors or shareholders, and such persons may be engaged by both the Company and any Member or its Affiliates with respect to any matter;

(d) Contract with Affiliates: To contract or enter into any agreement or arrangement on behalf of the Company with any Member or any Affiliate of any Member if approved by the Members after full disclosure to all of the Members.

(e) REIT Issues: With respect to Dividend Member, to act in what it perceives as its own best interest in resolving any conflicts of interest related to the matter described in Section 4.8.

ARTICLE 7: CAPITAL CONTRIBUTIONS AND PROJECT COST OVERRUN PAYMENTS

Section 7.1 Capital Calls. In the event the Members are required to make Capital Contributions pursuant to this Article 7, then, the Development Manager shall, within ten (10) Business Days after the need for the subject contribution is first determined, submit a written contribution request to the Members describing such capital requirements and meeting the requirements of this Section 7.1 (“Contribution Request”). Each Contribution Request shall be in the form attached as Exhibit C or in an alternative form acceptable to the Members, and shall (1) describe in reasonable detail the anticipated capital requirements for such month with reference to the Development Budget or the Operating Budget, as the case may be, to be allocated among the specified line item(s); (2) indicate the amounts expended by the Company to date in connection with the Project among the specified line item(s) of the various budgets; (3) describe the portion of expenditures for such month anticipated to be funded from available Company funds; (4) describe the portion of expenditures for such month which is to be funded by contributions from the Members; (5) set forth each Member’s required contribution; and (6) be accompanied by such documentation and information as Dividend Member may reasonably require. Development Manager may submit Contribution Requests to the Members no more frequently than once each month, unless (x) Dividend Member has given its prior written consent in each instance or (y) there is an emergency, in which event Development Manager shall immediately notify Dividend Member in writing. Dividend Member shall also have the right to deliver a Contribution Request to the Members with respect to Capital Contributions required pursuant to this Article 7. Unless otherwise provided in this Article 7, within three (3) Business Days after a Contribution Request submitted by a Member is approved by the other Member (the Member submitting the Contribution Request being deemed to have approved any Contribution Request it issues), each Member shall contribute to the Company by deposit into the appropriate operating account the amount to be contributed by such Member under such Contribution Request.

Section 7.2 Initial Capital Contributions and Distributions. Upon the contribution of the Property to the Company by Development Manager pursuant to the Formation Agreement, the Company shall make a cash distribution to Development Manager in the amount of $2,959,755 as a return of capital. Subsequently, the Company shall make cash distributions to Development Manager as a return of capital in four semi-annual installments, each in the amount of $122,872.25, beginning on March 1, 2007 and ending on September 1, 2008. Dividend Member shall make cash Initial Capital Contributions to fund such distributions in proportion to its Capital Sharing Ratio. The Members shall make such other Capital Contributions, or receive Capital Account credit for certain pursuit costs, as set forth in the Formation Agreement.

Section 7.3 Initial Capital Contributions under Construction Loan. At the opening of the Construction Loan, the Members shall make their respective Initial Capital Contributions in proportion to their Capital Sharing Ratios. If not fully funded at Closing, from time to time after the Construction Loan Closing, the Members shall contribute the balance of their respective Initial Capital Contributions as funds are needed to pay for the Project Costs incurred pursuant to the Development Budget.

Section 7.4 Project Cost Overrun Payments.

(a) LWI shall pay Project Cost Overruns (such payments being, “Project Cost Overrun Payments”) as and when required to timely pay Project Cost Overruns. Project Cost Overrun Payments are not Capital Contributions, and neither Dividend Member nor the Company shall have any obligation to reimburse or otherwise compensate LWI or the Guarantors with respect to any Project Cost Overrun Payment, other than as provided in Section 7.4(d) of this Agreement. The obligation of the Development Manager to make Project Cost Overrun Payments shall continue after any forfeiture of its management rights under Section 4.10.

(b) Project Cost Overrun Payments with respect to holdback or deposit requirements shall be reimbursable to the Development Manager from any advance under the Construction Loan with respect to such amounts upon satisfaction of the applicable Construction Loan requirements.

(c) If there are Project Cost Savings, then, if and to the extent that the Construction Lender permits and agrees to fund or allow such reallocation of line items without increasing the amount of the Construction Loan, such realized Project Cost Savings may be allocated to other line items to pay for Project Cost Overruns before funding such overruns. The scope or quality of the Project shall not be reduced in order to realize Project Cost Savings or prevent Project Cost Overruns. The Development Manager shall provide to Dividend Member, on a monthly basis, a list of any Project Cost Savings reallocated to cover Project Cost Overruns.

(d) If upon Shell Completion there are Project Cost Savings and funds available under the Construction Loan, then LWI shall be reimbursed for Project Cost Overrun Payments from the Construction Loan, if and to the extent that the Construction Lender permits the un-disbursed portion of the Construction Loan to be used for such purpose.

Section 7.5 Above-Standard Tenant Improvements. If approved pursuant to Section 4.1(c), and to the extent not available from the Construction Loan, the Members shall make Additional Capital Contributions to provide funds for ASTI Costs in proportion to their Capital Sharing Ratios.

Section 7.6 Debt Service Shortfalls. If approved pursuant to Section 4.1(c), the Members make Additional Capital Contributions to provide funds for Debt Service Shortfalls in proportion to their Capital Sharing Ratios.

Section 7.7 Operating Expense Shortfalls. If approved pursuant to Section 4.1(c), the Members shall make Additional Capital Contributions to provide funds for Operating Expense Shortfalls in proportion to their Residual Sharing Ratios.

Section 7.8 Additional Capital Contributions. If at any time or from time to time after the date the Members have contributed the full amount of their Initial Capital Contributions, additional funds are required for costs and expenses (whether operating or capital in nature) in connection with the operations of the Project that are not ASTI Costs, Debt Service Short Falls or Operating Expense Short Falls, and the Company is unable to obtain or Members have determined not to seek third party debt financing, either Dividend Member or LWI may cause the Development Manager to call, upon approval pursuant to Section 4.1(c), for Additional Capital Contributions to provide the Company funds to pay for such items, and the Members shall make such Additional Capital Contributions as called for by the Development Manager in proportion to their Capital Sharing Ratios. Capital items for which reserves have been established pursuant to the approved Operating Budget will be funded first from applicable reserves before any calls are made for Additional Capital Contributions to pay for such capital items.

Section 7.9 Failure to Fund Capital Calls or Project Cost Overrun Payments. In the event of a failure by any Member to contribute any Capital Contributions required under this Article 7, or LWI to make a Project Cost Overrun Payment, then provided the other Member shall have made its corresponding Capital Contribution (in the case of Capital Contributions), such refusal or failure shall constitute a default by the non-contributing or non-paying Member, as applicable, (the “Defaulting Member”), and the other Member (the “Non-Defaulting Member”) may advance, as a Capital Contribution, all or a portion of the Non-Defaulting Member’s unpaid Capital Contribution or Project Cost Overrun Payment, as applicable, to the Company (a “Capital Advance”). Upon making such Capital Advance, the non-Defaulting Member shall elect among the following remedies:

(a) The Defaulting Member shall forfeit to the Non-Defaulting Member, and the Company shall distribute to the Non-Defaulting Member that makes a Capital Advance, Net Cash Flow and Capital Proceeds, and liquidating distributions, as if such Non-Defaulting Member had made a Capital Contribution equal to 125% of the Capital Advance.

(b) The Capital Advance shall constitute a loan to the Defaulting Member (a “Default Loan”) with the following results: (A) the loan shall bear interest from the date made until the date fully repaid at an annual rate equal to the Default Rate and shall be due and payable in full on or before 60 days after the making thereof; and (B) all Company distributions and other payments which otherwise would be made to the Defaulting Member (whether before or after dissolution of the Company) under this Agreement shall be paid to the Non-Defaulting Member until the Default Loan and all interest accrued thereon is paid in full (with all such payments being applied first to accrued and unpaid interest and then to principal). All payments on account of the Default Loan prior to the sale of the Project shall be calculated and paid at the Default Rate. Any interest due the Non-Defaulting Member on the Default Loan shall be paid to the Non-Defaulting Member from the first distributions or other payments to the Defaulting Member pursuant to this Agreement. The Defaulting Member shall be personally liable for the repayment of the Default Loan notwithstanding any subsequent termination or dissolution of the Company or forfeiture of its Membership Interest.

(c) With respect to a Capital Contribution Default with respect to a Capital Contribution or a Project Cost Overrun Payment any other rights and remedies of the Non-Defaulting Member arising under law or in equity.

(d) Any remedy under any of clauses (a) or (b) shall be exercised within sixty (60) days after the date on which the Capital Advance was made. The rights and remedies under clauses (a) and (b) are exclusive of each other as to any particular dollar of a Capital Advance; provided that as to any Capital Advance either remedy under this paragraph may be exercised as to such Capital Advance.

Section 7.10 Return of Contributions. Except as expressly provided herein, no Member shall be entitled to the return of its Capital Contributions, any interest in respect of any Capital Contribution, or the fair market value of its Membership Interest in connection with a withdrawal from the Company or otherwise. No Member shall be required to contribute or lend any cash or property to the Company to enable the Company to return any Member’s Capital Contributions to the Company.

Section 7.11 Obligation for Capital Contributions. No Member shall have any obligation to make any Capital Contribution to the Company except as provided in this Article 7.

Section 7.12 Protective Advance. Dividend Member may, but shall not be obligated to, make any payment required by the Construction Lender under the Construction Loan that is not timely paid directly to the Construction Lender by the Company. Any such payment shall constitute a Capital Advance by Dividend Member hereunder, and shall not waive Dividend Member’s or the Company’s rights with respect to any right or remedy with respect to such event.

Section 7.13 Dividend Member Funding Conditions. Notwithstanding anything herein to the contrary, Dividend Member’s obligation to make any Capital Contribution to the Company shall be subject to satisfaction of the funding conditions set forth in Exhibit B.

Section 7.14 Use of Contributions. Development Manager acknowledges that the Development Budget restricts disbursements to line items in cost set forth in the Development Budget. Development Manager shall use all Capital Contributions in conformity with the Development Budget. Each Contribution Request shall constitute Development Manager’s representation and warranty to Dividend Member and the Company that all contributions made to date as well as those being currently requested were and will be utilized in compliance with the applicable Contribution Requests and in compliance with the Development Budget unless Development Manager has notified Dividend Member in writing to the contrary and Dividend Member has approved such deviation in writing.

ARTICLE 8: DISTRIBUTIONS

Section 8.1 Distributions in General. The Development Manager shall distribute Net Cash Flow monthly and Capital Proceeds within fifteen (15) days after the Company receives such Capital Proceeds.

Section 8.2 Distribution of Net Cash Flow and Capital Proceeds. Net Cash Flow and Capital Proceeds for any particular period shall be distributed to the Members in the following order of priority:

(a) first, to the Members in proportion to their respective Unreturned Capital Contributions until each such Member shall have received aggregate distributions pursuant to this Section 8.2(a) equal to an 8.25% Return on its Unreturned Capital Contributions;

(b) second, with respect to distributions of Capital Proceeds or distributions upon liquidation in accordance with Section 10.3, to the Members in proportion to their Unreturned Capital Contributions until their Unreturned Capital Contributions are returned in full; and

(c) thereafter, to the Members in accordance with their Residual Sharing Ratios.

ARTICLE 9: CAPITAL ACCOUNTS AND ALLOCATION OF PROFITS AND LOSSES

Section 9.1 Capital Accounts.

(a) Establishment and Maintenance. A separate capital account (“Capital Account”) will be maintained for each Member. The Capital Account of each Member will be determined and adjusted as follows:

(1) Each Member’s Capital Account will be credited with the Member’s Capital Contributions, the Member’s distributive share of Profits, any items in the nature of income or gain that are specially allocated to the Member under Sections 9.3(c) or 9.3(d), and the amount of any Company liabilities that are assumed by the Member or secured by any Company property distributed to the Member.

(2) Each Member’s Capital Account will be debited with the amount of cash and the Gross Asset Value of any Company property distributed to the Member under any provision of this Agreement, the Member’s distributive share of Losses, any items in the nature of deduction or loss that are specially allocated to the Member under Section 9.3(c) or 9.3(d), and the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by the Member to the Company.

(3) If any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee will succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

Section 9.2 Adjustment of Gross Asset Value. “Gross Asset Value”, with respect to any asset, is the adjusted basis of that asset for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed (or deemed contributed under Code Sections 704(b) and 752 and the Regulations promulgated thereunder) by a Member to the Company will be the fair market value of the asset on the date of the contribution, as determined by the Members.

(b) The Gross Asset Values of all Company assets will be adjusted to equal the respective fair market values of the assets, as determined by the Members, as of (1) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution, (2) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company if an adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company and (3) the liquidation of the Company within the meaning of Regulations Section 1.704- l(b)(2)(ii)(g).

(c) The Gross Asset Value of any Company asset distributed to any Member will be the gross fair market value of the asset on the date of distribution.

(d) The Gross Asset Values of Company assets will be increased or decreased to reflect any adjustment to the adjusted basis of the assets under Code Section 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Regulations Section 1.704-l(b)(2)(iv)(m).

(e) After the Gross Asset Value of any asset has been determined or adjusted under Section 9.2(a), 9.2(b) or 9.2(d), Gross Asset Value will be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profits or Losses.

Section 9.3 Profits, Losses and Distributive Shares of Tax Items.

(a) Profits. Except as otherwise provided in Sections 9.3(c) and 9.3(d), Profits for any taxable year or other period shall be allocated among the Members to the extent necessary to cause the Capital Account balance of each Member to equal the amount that would be distributable to such Member under Section 8.3 hereof if, at the time of the allocation pursuant to this Section 9.3(a), the Company sold all of its remaining assets for an amount equal to their respective Gross Asset Values (i.e., for an amount such that no additional Profits or Losses are generated under clause (3) of the definition of those terms), repaid all Company liabilities (limited with respect to each non-recourse liability to the Gross Asset Value of such asset securing such liability), and distributed all remaining proceeds among the Members in accordance with Section 8.3.

(b) Losses. Except as otherwise provided in Sections 9.3(c) and 9.3(d), Losses for any taxable year or other period shall be allocated among the Members to the extent necessary to cause the Capital Account balance of each Member to equal the amount that would be distributable to such Member under Section 8.3 hereof if, at the time of the allocation pursuant to this Section 9.3(b), the Company sold all of its remaining assets for an amount equal to their respective Gross Asset Values (i.e., for an amount such that no additional Profits or Losses are generated under clause (3) of the definition of those terms), repaid all Company liabilities (limited with respect to each non-recourse liability to the Gross Asset Value of such asset securing such liability), and distributed all remaining proceeds among the Members in accordance with Section 9.3.

(c) Special Allocations. The following special allocations will be made in the following order and priority before allocations of Profits and Losses:

(2) Partnership Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain during any taxable year or other period for which allocations are made, before any other allocation under this Agreement, each Member will be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in proportion to, and to the extent of, an amount equal to such Member’s share of the net decrease in Partnership Minimum gain during such year determined in accordance with Regulations Section 1.704-2(g)(2). The items to be allocated will be determined in accordance with Regulations Section 1.704-2(g). This Section 9.3(c)(1) is intended to comply with the Partnership Minimum Gain chargeback requirements of the Regulations, will be interpreted consistently with the Regulations and will be subject to all exceptions provided therein.

(3) Partner Nonrecourse Debt Minimum Gain Chargeback. Notwithstanding any other provision of this Section 9.3 (other than Section 9.3(c)(1) which shall be applied first), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain with respect to a Partner Nonrecourse Debt during any taxable year or other period for which allocations were previously made, any Member with a share of such Partner Nonrecourse Debt Minimum Gain (determined under Regulations Section 1.704-2(i)(5)) as of the beginning of the year will be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in an amount equal to such Member’s share of the net decrease in the Partner Nonrecourse Debt Minimum Gain during such year determined in accordance with Regulations Section 1.704-2(g)(2). The items to be so allocated will be determined in accordance with Regulations Section 1.704-2(g). This Section 9.3(c)(2) is intended to comply with the Partner Nonrecourse Debt Minimum Gain chargeback requirements of the Regulations, will be interpreted consistently with the Regulations and will be subject to all exceptions provided therein.

(4) Qualified Income Offset. A Member who unexpectedly receives any adjustment, allocation or distribution described in Regulations Sections 1,704-l(b)(2)(ii)(d)(4), (5) or (6) will be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible.

(5) Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated among the Members in proportion to their relative Capital Contributions.

(6) Partner Nonrecourse Deductions. Notwithstanding anything to the contrary in this Agreement, any Partner Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which the Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

(7) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code Sections 734(b) or 743(b) is required to be taken into account in determining Capital Accounts under Regulations Section 1.704-l(b)(2)(iv)(m), the amount of the adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted under Regulations Section 1.704-l(b)(2(iv)(m).

(8) Special Allocation of Income. An item of income equal to the distributions made pursuant to Section 8.2(a) shall be allocated among the Members in proportion to the distributions made pursuant to Section 8.2(a).

(d) Curative Allocations. The allocations set forth in Section 9.3(c) (the “Regulatory Allocations”) are intended to comply with certain requirements of Regulations Sections 1.704-1 (b) and 1.704-2. The Regulatory Allocations may effect results which would be inconsistent with the manner in which the Members intend to divide Company distributions. Accordingly, Profits, Losses, and other items (other than Regulatory Allocations) shall be allocated among the Members, to the extent that they exist, so that the net amount of the Regulatory Allocations and the special allocations to each Member is zero.

(e) Tax Allocations - Code Section 704(c). For federal, state and local income tax purposes. Company income, gain, loss, deduction or expense (or any item thereof) for each fiscal year shall be allocated to and among the Members to reflect the allocations made pursuant to the provisions of this Section 9.3 for such fiscal year. In accordance with Code Section 704(c) and the related Regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis to the Company of the property for federal income tax purposes and the initial Gross Asset Value of the property (computed in accordance with Section 9.2). If the Gross Asset Value of any Company asset is adjusted under Section 9.2(b), subsequent allocations of income, gain, loss and deduction with respect to that asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the related Regulations. Any elections or other decisions relating to allocations under this Section 9.3(e) will be made in any manner that the Members determine reasonably reflects the purpose and intention of this Agreement. Allocations under this Section 9.3(e) are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member’s Capital Account.

Section 9.4 Tax Returns. The Development Manager shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in Section 9.5. Each Member shall furnish to the Development Manager all pertinent information in its possession relating to Company operations that is necessary to enable such income tax returns to be prepared and filed. In addition, the Development Manager shall cause Schedule K-Is to be delivered to each Member on or before March 15 of each year for the preceding year.

Section 9.5 Tax Elections. The elections shall be made on the appropriate returns of the Company:

(a) to adopt the calendar year as the Company’s fiscal year (unless otherwise required by codes or regulations);

(b) to adopt the accrual method of accounting and to keep the Company’s books and records (other than Capital Accounts, which shall be maintained in accordance with Section 8.2 hereof) on the income-tax method;

(c) if there is a distribution of Company property as described in section 734 of the Code or if there is a transfer of a Company interest as described in section 743) of the Code, upon written request of any Member, to elect, pursuant to section 754 of the Code, to adjust the basis of Company properties; and

(d) to elect to amortize the organizational expenses of the Company ratably over a period of 15 years as permitted by section 709(b) of the Code.

(e) The Company will elect the APS system for depreciations under Section 168(9)(2) of the Code for its real and personal property.

No election shall be made by the Company or any Member to (x) exclude the Company from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state laws, or (y) treat the Company as an association taxable as a corporation for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(c).

Section 9.6 Tax Matters Member. The Development Manager shall be the “tax matters partner” of the Company pursuant to section 6231(a)(7) of the Code and Section 301.623 l(a)(7)-2 of the Treasury Regulations. As tax matters partner, such Member shall take such action as may be necessary to cause each other Member to become a “notice partner” within the meaning of section 6223 of the Code. Such Member shall inform each other Member of all significant matters that may come to its attention in its capacity as tax matters partner by giving notice thereof within ten days after becoming aware thereof and, within such time, shall forward to each other Member copies of all significant written communications it may receive in such capacity. Such Member shall not take any action contemplated by sections 6222 through 6231 of the Code without the consent of Dividend Member. This provision is not intended to authorize such Member to take any action left to the determination of an individual Member under sections 6222 through 6231 of the Code.

Section 9.7 Allocations on Transfer of Interests. All items of income, gain, loss, deduction, and credit allocable to any interest in the Company that may have been transferred shall be allocated between the transferor and the transferee based upon that portion of the calendar year during which each was recognized as owning such interest, without regard to the results of Company operations during any particular portion of such calendar year and without regard to whether cash distributions were made to the transferor or the transferee during such calendar year; however, such allocation shall be made in accordance with a method permissible under section 706 of the Code and the Regulations thereunder.

ARTICLE 10: DISSOLUTION AND LIQUIDATION

Section 10.1 Dissolution, Liquidation, and Termination Generally. The Company shall be dissolved upon the first to occur of any of the following:

(a) The sale or disposition of all of the assets of the Company and the receipt, in cash, of all proceeds;

(b) The determination of Dividend Member and Development Manager to dissolve the Company; and

(c) The occurrence of any event which, as a matter of law, requires that the Company be dissolved.

Section 10.2 Liquidating Trustee. Upon dissolution, an accounting shall be made by the Company’s accountant of the accounts of the Company and of the Company’s assets, liabilities and operations, from the date of the immediately preceding accounting until the date of dissolution. The Development Manager (or, if a Removal Event has occurred with respect to the Development Manager, then Dividend Member), shall act as the liquidating trustee and shall proceed to wind up the affairs of the Company.

Section 10.3 Liquidation of Assets. If the Company is dissolved and its affairs are to be wound up, the liquidating trustee shall:

(a) Sell or otherwise liquidate all of the Company’s assets as promptly as practicable (except to the extent the Members may determine to distribute any assets to the Members in kind, the net fair market value of which shall be determined by independent appraisal in accordance with commercially reasonable procedures as of the date of dissolution or by agreement of the Members);

(b) Allocate any Profit or Loss resulting from such sales to the Capital Accounts in accordance with Section 8.3;

(c) Discharge all liabilities of the Company and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company); and

(d) Make payments and distributions with respect to the remaining proceeds in accordance with Section 8.2.

Section 10.4 Articles of Dissolution. The liquidating trustee shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets, including the execution and filing with the Delaware Secretary of State of articles of dissolution as required by the Act.

Section 10.5 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of one or more Members, such Member or Members shall have no recourse against any other Member, except as otherwise provided herein or by applicable law.

ARTICLE 11: EXIT PROCEDURES

Section 11.1 Exercise of Put/Call Option.

(a) Call Option. At any time after the first to occur of (i) the Stabilization Date and (ii) 12 months after the Shell Completion Date, Dividend Member shall have the right to initiate the call procedure set forth in this Article 11 to require LWI to transfer to Dividend Member the Membership Interest of LWI. Dividend Member shall commence the call procedure by written notice (the “Call Option”) to LWI designating a fair market value purchase price (the “Designated Price”) which shall be an all cash price for the Project free and clear of liens which Dividend Member would have accepted from a third party.

(b) Put Option. If Dividend Member does not exercise the Call Procedure set forth in (a) above, then at any time after the first to occur of (i) the Stabilization Date and (ii) eighteen (18) months after the Shell Completion Date, LWI shall have the right to initiate the put procedure set forth in this Article 11 to require Dividend Member to acquire the Membership Interest of LWI. LWI shall commence the put procedure by written notice (the “Put Option”) to Dividend Member designating a Designated Price, which shall be an all cash price for the Project free and clear of liens which Development Manager would have accepted from a third party.

(c) Right to Trigger Fair Market Valuation. Within thirty (30) days after the delivery of any Put Notice or Call Notice, if the Member in receipt of such Call Notice or Put Notice, as the case may be, believes that the Designated Price does not reflect fair market value of the Project, such Member shall elect, by notice to the other Member, to initiate the fair market valuation mechanism set forth in subsection (d). Failure by a Member to make an election within such 15-day period shall be an election by such Member to accept the Designated Price. The purchase price for the transferring Member’s Membership Interest shall be the greater of (i)

the amount which the transferring Member would receive if the Project were sold at the Designated Price, (ii) the fair market value if determined pursuant to subsection (d), or (iii) the Floor Purchase Price and the Company had immediately paid all Company liabilities and Imputed Closing Costs, and liquidated in accordance with Section 10.3 of this Agreement.

(d) Fair Market Valuation Process. Each Member shall, at its expense, engage a single unaffiliated MAI Appraiser (defined below) to determine the fair market value of the Project. Each appraiser shall appraise the fair market value of the Company’s assets, determined under generally accepted appraisal methods. At a meeting of Members called for such purpose, the two appraisers shall exchange appraisals. If the higher of the appraised values is within 105 percent of the lower, then the fair market value shall be the average of the two. Otherwise, the two appraisers shall promptly, jointly appoint in writing a third MAI Appraiser to appraise, at the Company’s expense, the fair market value of the Company’s assets, determined under generally accepted appraisal methods, and the fair market value shall be equal to the mean average of the two closest valuations of the three appraisals. Such valuation shall be binding upon the Members. If any appraiser appointed by any person hereunder shall die, be disqualified or incapacitated or shall fail or refuse to act before such value of the Company’s assets shall have been determined, a substitute MAI Appraiser shall be promptly appointed by the person or persons who appointed the MAI Appraiser who shall have died, become disqualified or incapacitated or who shall have failed or refused to act as aforesaid. For purposes of this subsection (d), the term “MAI Appraiser” shall mean an independent, competent, qualified and expert appraiser who is a member in good standing of the American Institute of Real Estate Appraisers (or any successor or equivalent organization thereto, if such organization shall no longer exist or operate, or if no such successor or equivalent organization shall exist, an independent, competent, qualified and expert appraiser selected by a court of competent jurisdiction) with at least 10 years experience appraising industrial properties in the Nashville, Tennessee metropolitan area.

Section 11.2 Buy-Sell Exit.

(a) Buy-Sell Trigger. If, within 10 days after a meeting of Members called for such purpose pursuant to Section 4.2 of this Agreement, the senior executives are unable to agree, after negotiating in good faith, on the course of action to be taken with respect to the matter described above that are the subject of the dispute, then either Member (“Offeror”) may trigger the buy-sell procedure under this Section 12.2 by giving notice (“Buy-Sell Notice”) to the other Member (the “Offeree”), setting forth a statement of intent to invoke its rights under this Section, stating therein the aggregate dollar amount (the “Buy-Sell Valuation Amount”) which the Offeror would be willing to pay for the Project as of the Buy-Sell Closing Date (defined below) free and clear of all liabilities. After receipt of the Buy-Sell Notice, the Offeree shall elect to either:

(2) sell its entire Membership Interest to the Offeror for a purchase price equal to the amount the Offeree would have been entitled to receive if the Company had sold the Project for the Buy-Sell Valuation Amount on the Buy-Sell Closing Date and the Company had immediately paid all Company liabilities and Imputed Closing Costs and distributed the net proceeds of sale to the Members in satisfaction of their interests in the Company pursuant to Section 10.3, or

(3) purchase the entire Membership Interest of the Offeror for a purchase price equal to the amount the Offeror would have been entitled to receive if the Company had sold the Project for the Buy-Sell Valuation Amount on the Buy-Sell Closing Date and the Company had immediately paid all Company liabilities and Imputed Closing Costs and distributed the net proceeds of the sale to the Members in satisfaction of their interests in the Company pursuant to Section 10.3.

(b) Offeree Elects to Buy or to Sell. The Offeree shall exercise one of the foregoing options by giving written notice to the Offeror within thirty (30) days from receipt of the Offeror’s notice. If the Offeree does not so notify the Offeror within such time period, then the Offeree shall be deemed to have elected to sell its interest to the Offeror. Within five Business Days after such notice is delivered or the Offeree is deemed to have elected to sell, the purchasing Member shall deposit in cash with the selling Member an earnest money deposit in the amount of 5% of the amount the selling Member is entitled to receive for its Membership Interest under this Article 11, as estimated by the independent public accounting firm that prepares the Company’s federal tax return, which amount shall be applied at closing to the purchase price payable to the selling Member.

Section 11.3 Closing. The closing (“Closing”) of the transactions contemplated by Article 11 shall occur during normal business hours at the principal place of business of the Company or such other place as the parties to such transactions may mutually agree upon. At the closing, the acquiring Member (the Member receiving the transfer of the Membership Interest) shall simultaneously with the transfer, satisfy each and every Company obligation (including liens on the Project) which has become due as a result of such purchase and sale. If the Closing occurs more than twelve (12) months after the Shell Completion Date, the acquiring Member shall also simultaneously with the transfer satisfy each and every Company obligation for which the transferring Member or, when LWI is the transferring Member, the Guarantors could have personal liability of any kind or nature after the Closing and as to which the acquiring Member has not obtained the unconditional release of the transferring Member and/or Guarantors from the obligee of such obligation. The time and date of the Closing shall be specified by the acquiring Member by at least ten (10) days prior notice to the transferring Member. At the Closing the transferring Member shall execute such assignments of Membership Interests and other documents and assurances as the acquiring Member may reasonably require to consummate the sale and vest in the acquiring Member or its designee the entire Membership Interest of the transferring Member in the Company. The transferring Member shall represent that (i) the Membership Interests being transferred by it are free and clear of all liens, encumbrances and rights of others, (ii) it has full right and authority to sell such Membership Interests and that the sale has been duly authorized, and (iii) since the date of such notice the selling Member has not taken any action in violation of this Agreement. Pending the Closing, the Project shall be operated and maintained and the business of the Company conducted by the Development Manager consistent with prior practices and the then current Operating Budget. On the date immediately preceding the Closing, the Company shall make a distribution of any distributable funds then available. At Closing, the Development Manager shall turn over to the acquiring Member (if such acquiring Member is not Development Manager or an Affiliate thereof) all books and records and other materials in its possession relating to the property, including plans, permits, leases, certificates of occupancy, warranties and contracts.

Section 11.4 Changes in Distribution Rights. In the event that, before the Closing date, a Member’s right to distributions are modified as provided elsewhere in this Agreement, then the amount due the selling Member on the Closing date shall be determined in accordance with such modified distribution rights.

Section 11.5 Remedies; Enforcement. If a Member shall default in its obligation to transfer or acquire pursuant to this Article 11, and such failure is not cured within five Business Days after written notice from the other party, then the non-defaulting Member may elect one or more of the following remedies, as applicable:

(a) to obtain specific performance of the other party’s obligation to transfer or sell, as the case may be;

(b) if the non-defaulting Member is the seller, to retain the earnest money deposit free of all claims of any other Member, as liquidated damages (or in the event of a failure to deposit the earnest money as required, obtain damages in an amount equal to such required deposit);

(c) if the acquiring Member should fail to make the earnest money deposit required hereunder, the transferring Member, by delivering written notice to the buying Member within thirty days after such default, and depositing with an independent title company selected by the selling Member 5% of the amount the acquiring Member is entitled to receive for its Membership Interest, as estimated by the independent public accounting firm that prepares the Company’s federal income tax return, elect to acquire the Member’s entire Membership Interest for an amount equal to the amount the transferring Member would have been entitled to receive if the Company had sold all of its assets for the original Designated Price, fair market value, or valuation amount, as applicable, and the Company had immediately paid all Company liabilities and Imputed Closing Costs and distributed the net proceeds of the sale to the Members in satisfaction of their interest in the Company pursuant to Section 10.3, in which case, the Closing date therefore shall be the date specified in the selling Member’s notice; or

(d) pursue any other remedies at law or in equity.

Section 11.6 Waiver. The exercise by any party of the put/call procedure under Article 11 and the closing of the transactions contemplated thereby shall not constitute a waiver by any party of any rights it may otherwise have under this Agreement, at law or in equity.

ARTICLE 12: MISCELLANEOUS PROVISIONS

Section 12.1 Notices. All notices provided for or permitted to be given pursuant to this Agreement must be in writing and shall be given or served by (i) depositing the same in the United States mail addressed to the party to be notified, postpaid and certified with return receipt requested, (ii) depositing the same with a national overnight delivery service company which tracks deliveries, addressed to the party to be notified, with all charges paid and proof of receipt requested, (iii) by delivering such notice in person to such party, or (iv) by facsimile. All notices are to be sent to or made at the addresses set forth on the signature pages hereto. All notices given in accordance with this Agreement shall be effective upon delivery at the address of the addressee. Each Member shall have the right from time to time to change its address by written notice to the other Member.

Section 12.2 Governing Law, Choice of Forum and Waiver of Jury Trial. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law. With respect to any suit, action or proceedings relating to this Agreement, any state or federal court having subject matter jurisdiction and located in the State of Delaware shall have exclusive jurisdiction with respect to such suit, action or proceeding. Each party hereby irrevocably waives any objection which it may have or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court located in the State of Delaware and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. THE MEMBERS HEREBY WAIVE ANY RIGHT TO ADJUDICATE ANY DISPUTE ARISING HEREUNDER OR WITH RESPECT TO THE COMPANY AT A TRIAL BY JURY.

Section 12.3 Entire Agreement; Amendments. This Agreement and its exhibits constitute the entire agreement between the Members relative to the formation of the Company. Except as otherwise provided herein, no amendments to this Agreement shall be binding upon any Member unless set forth in a document duly executed by such Member.

Section 12.4 Waiver. No consent or waiver, express or implied, by any Member of any breach or default by any other Member in the performance by the other Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligation hereunder. Failure on the part of any Member to complain of any act or to declare any other Member in default, irrespective of how long such failure continues, shall not constitute a waiver of rights hereunder.

Section 12.5 Severability. If any provision of this Agreement or the application thereof to any Person or circumstances shall be invalid or unenforceable to any extent, and such invalidity or unenforceability does not destroy the basis of the bargain between the parties, then the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 12.6 Ownership of Project and Right of Partition. A Member’s interest in the Company shall be personal property for all purposes. No Member shall have any right to partition the property owned by the Company.

Section 12.7 Involvement of Members in Certain Proceedings. Should any Member become involved in legal proceedings unrelated to the Company’s business in which the Company is required to provide books, records, an accounting, or other information, then such Member shall indemnify the Company from all expenses incurred in conjunction therewith.

Section 12.8 Interest. No amount charged as interest on loans hereunder shall exceed the maximum rate from time to time allowed by applicable law.

Section 12.9 Attorneys’ Fees. In the event of any action or proceeding brought by either Member against the other under this Agreement, the prevailing party shall be entitled to recover all costs and expenses, including attorneys’ fees, in such action and proceeding in such amount as the court may adjudge reasonable. The prevailing party shall be determined by the court based upon an assessment of which party’s major arguments made or positions taken in the proceedings could fairly be said to have prevailed over the other party’s major arguments or positions on major disputed issues.

Section 12.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused the signatures of their duly authorized representatives to be set forth below on the day and year first above written.

Address for Notice:	Logistics Way Investors Joint Venture

Logistics Way Investors Joint Venture	By:
Attn: William J. Hawkins	Name:
706 Church Street, Suite 200	Title:
Nashville, TN 37203 Telephone: (615) 256-3189 Facsimile: (615) 254-4026

With copies to:

Randy J. Wolcott 750 Old Hickory Blvd., Suite 230 Brentwood, TN 37027 Telephone: (615) 377-0909 Facsimile: (614) 377-6921

Jo Craig Asset Manager Chas. Hawkins Co., Inc. 706 Church Street, Suite 200 Nashville, TN 37203 Telephone: 615-345-7229

Waller Lansden Dortch & Davis, LLP Attn: Matthew T. Harris, Esq. 511 Union Street, Suite 2700 Nashville, TN 37219 Telephone: (615) 850-8906 Facsimile: (615) 244-6804

S-1

Address for Notice:	DCT Logistics Way LLC, a Delaware limited liability company

c/o Dividend Capital Trust Inc. Attn: Henry Halboth 518 17th St., Suite 1700 Denver, CO 80202 Phone: 303-953-3879 Facsimile: 303-228-2201	By: Dividend Capital Operating Partnership, L.P., a Delaware limited partnership, its sole member By: Dividend Capital Trust Inc., a Maryland corporation, its general partner

With a copy to:

Mayer, Brown, Rowe & Maw LLP	By:
71 S. Wacker Drive	Name:
Chicago, IL 60606	Title:
Attn: Milos Markovic Telephone: 312/701-7202

S-2

Facsimile: 312/706-8505

Guarantors have joined in this Agreement for the sole purpose of guaranteeing, and do hereby guaranty, jointly and severally, to Dividend Member and the Company the payment of the Project Cost Overrun Payments by LWI. Guarantors hereby waive, to the extent permitted by law, any and all notices with respect to the matters pertaining hereto, diligence and demand of performance, and the benefit of any suretyship defenses or circumstances that might constitute a legal or equitable discharge of a surety. Guarantors shall be obligated, notwithstanding any modification, discharge or extension of the guaranteed obligations which may occur in connection with any amendment of this Agreement or in connection with any bankruptcy or reorganization case or proceeding.

William H. Hawkins Randy J. Wolcott L. Boxwell Hawkins James F. Brakefield Lee Ann Hawkins Marital Trust

By:
Name: Nancy Hawkins Title: Co-Trustee

By:
Name: William H. Hawkins Title: Co-Trustee

S-3